Exhibit 99.1

ASX/Media Release

Immutep Quarterly Activities Report & Appendix 4C

Q4 FY25

•

The pivotal TACTI-004 Phase III trial in first line non-small cell lung cancer (1L NSCLC) continues to build momentum and is recruiting patients at a growing number of activated clinical sites and countries

•	Trial-in-Progress poster for TACTI-004 presented at the 2025 American Society for Clinical Oncology (ASCO) Annual Meeting

•	Novel combination of efti with KEYTRUDA® (pembrolizumab) and chemotherapy in INSIGHT-003 trial achieves high response rate of 60.8% and 90.2% disease control rate (N=51) in 1L NSCLC

•

In high unmet need patients with TPS <50% (N=47), who represent over two-thirds of 1L NSCLC population, the triple combination with efti achieved a 59.6% response rate as compared to historical control of 40.8%.

•	Efti in combination with KEYTRUDA® achieved strong 17.6-months median Overall Survival (OS) in first line head and neck cancer patients with PD-L1 expression below one (CPS <1)

•	Investigator-initiated EFTISARC-NEO Phase II trial, evaluating efti with radiotherapy plus KEYTRUDA in the neoadjuvant setting for resectable soft tissue sarcoma (STS), has met its primary endpoint

•

In autoimmune diseases, initial pharmacological data from the placebo-controlled, double-blind Phase I study of IMP761, a first-in-class LAG-3 agonist antibody, shows significant T cell suppression and a favourable safety profile at dosing level of 0.9 mg/kg

•	Strong cash position of A$129.69 million, providing an expected cash reach to the end of CY2026

SYDNEY, AUSTRALIA – 30 July 2025 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, provides an update on its activities for the quarter ended 30 June 2025 (Q4 FY25).

EFTI DEVELOPMENT PROGRAM IN ONCOLOGY

LUNG CANCER

TACTI-004 (KEYNOTE-F91) – Ongoing Phase III Trial in 1L NSCLC

Immutep’s pivotal TACTI-004 Phase III trial is on track and continues to build momentum and is recruiting patients at a growing number of activated clinical sites and countries, with now 78 sites and 23 countries having received regulatory approval, following the successful dosing of the first patient at Calvary Mater Newcastle Hospital in Australia in March 2025.

The TACTI-004 trial evaluates eftilagimod alfa (efti), a first-in-class MHC Class II agonist, in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® and chemotherapy as first line treatment for patients with advanced or metastatic non-small cell lung cancer (1L NSCLC). The global Phase III trial with efti will randomize approximately 756 patients at more than 150 clinical sites and trial results will inform a potential marketing approval application in non-small cell lung cancer, one of the largest indications in oncology.

In late May, Immutep presented a Trial-in-Progress poster for TACTI-004 at the 2025 American Society for Clinical Oncology (ASCO) Annual Meeting in the United States. We have observed encouraging support from the investigators participating in the study in our meetings to date including those held at ASCO 2025, ELCC 2025, and an investigator meeting in Budapest, Hungary. Consistent feedback has been that the efficacy and the safety data collected thus far from the TACTI-002 and INSIGHT-003 trials are impressive and address the unmet medical needs seen by many key opinion leaders.

INSIGHT-003 – Phase I Trial in Non-Squamous 1L NSCLC

In May, Immutep announced a high 60.8% response rate and 90.2% disease control rate (N=51), according to RECIST1.1, had been achieved in the investigator-initiated INSIGHT-003 trial as of the data cut-off date of 6 May 2025. INSIGHT-003 is evaluating efti in combination with the anti-PD-1 therapy, KEYTRUDA® and doublet chemotherapy as first-line treatment for patients with advanced or metastatic non-squamous non-small cell lung cancer (1L NSCLC).

In patients with TPS <50% (N=47), who represent a high unmet need and over two-thirds of the 1L NSCLC population, the triple combination with efti achieved a 59.6% response rate as compared to historical control of 40.8% from KEYTRUDA® and chemotherapy.3 Safety continues to be favourable with no new safety signals. Data from this trial are expected to be presented at a medical conference later in CY2025.

HEAD AND NECK CANCER

TACTI-003 (KEYNOTE-C34) Cohort B – Phase IIb Trial in 1L HNSCC with CPS <1

In May, Immutep announced an excellent median Overall Survival (OS) of 17.6 months had been achieved in Cohort B of the TACTI-003 (KEYNOTE-C34) Phase IIb trial. This part of the Phase II study evaluates efti in combination with KEYTRUDA® as first line therapy in recurrent/metastatic head and neck squamous cell carcinoma (1L HNSCC) patients with PD-L1 expression below one (Combined Positive Score [CPS] <1).

The mature 17.6-months median OS in evaluable patients (N=31) with a data cut-off of 31 March 2025 compares favourably to historical results from the two current standard-of-care approaches in the United States for 1L HNSCC patients with CPS <1 including 10.7-months from cetuximab + chemotherapy and 11.3-months from anti-PD-1 therapy + chemotherapy, as well as 7.9-months from anti-PD-1 monotherapy.1,2

Immutep requested a meeting with the U.S. Food and Drug Administration (FDA) to discuss next steps including potential paths to approval for 1L HNSCC with PD-L1 CPS <1.

SOFT TISSUE SARCOMA

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

In May, Immutep announced the investigator-initiated EFTISARC-NEO Phase II trial evaluating efti with radiotherapy plus KEYTRUDA® in the neoadjuvant setting for resectable soft tissue sarcoma (STS) has met its primary endpoint. The novel combination significantly exceeded the study’s prespecified median of 35% tumour hyalinization/fibrosis versus 15% for historical data from radiotherapy alone in patients with resectable STS.

The EFTISARC-NEO study is primarily funded with a grant from the Polish government awarded by the Polish Medical Research Agency program.

The trial’s investigators at the Maria Skłodowska-Curie National Research Institute of Oncology (MSCNRIO) in Warsaw, the national reference centre for STS in Poland, plan to present results from the study at a medical meeting later in CY2025.

BREAST CANCER

AIPAC-003 – Phase II/III Trial in Metastatic Breast Cancer

Immutep is continuing the AIPAC-003 trial, which enrolled 71 metastatic hormone receptor positive (HR+), HER2-negative/low or triple-negative breast cancer patients who exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors.

Immutep completed patient enrolment in the randomised Phase II portion of the AIPAC-003 trial in late 2024. Patients across 22 clinical sites in Europe and the United States have been randomised 1:1 to receive either 30mg or 90mg dosing of efti in combination with paclitaxel to determine the optimal biological dose consistent with the FDA’s Project Optimus initiative and prior regulatory interaction with FDA. Patient follow up, data cleaning and analysis is ongoing and an update is anticipated later in CY2025.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 – Phase I Trial

Immutep is progressing with the ongoing Phase I trial of its autoimmune candidate IMP761. IMP761 is a first-in-class LAG-3 agonist antibody designed to restore balance to the immune system by enhancing the “brake” function of LAG-3 to silence dysregulated self-antigen-specific memory T cells that cause many autoimmune diseases.

In June, Immutep announced positive initial efficacy data and continued favourable safety data from the first-in-human Phase I study. Through the highest dosing level of IMP761 to date (0.9 mg/kg), there have been no treatment-related adverse events in healthy participants. Additionally, pharmacodynamic data at this dosing level show that the inhibition of T cell infiltration in the skin at day 10 following a neoantigen rechallenge has already reached 80%. The substantial reduction in T cell activity highlights the potential efficacy of IMP761 in treating autoimmune diseases.

Immutep is continuing with single ascending dose levels of 2.5, 7 and 14 mg/kg. Additional data from the Phase I is expected to follow later in CY 2025.

INTELLECTUAL PROPERTY

During the quarter, Immutep was granted four new patents. Immutep was granted two new patents for efti in combination with a PD-1 pathway inhibitor by the New Zealand Intellectual Property Office. In addition, two new patents were granted for IMP761, one by the Intellectual Property Office of the Philippines and the other by the Korean Intellectual Property Office.

CORPORATE & FINANCIAL SUMMARY

Senior Management Changes

Immutep’s Acting Chief Medical Officer, Stephan Winckels M.D, Ph.D., has been appointed to the permanent position of Chief Medical Officer. Stephan has over 15 years of experience in oncology drug development and has been working on efti trials as Medical Monitor or Data Monitoring Committee member for more than nine years.

Cash Flow Summary

During the quarter, Immutep continued to exercise prudent cash management as it advanced its clinical trial programs for efti and for IMP761.

The Company is well funded with a strong cash and cash equivalent, and term deposit balance as at 30 June 2025 of approximately A$129.69 million, which is greater than budgeted as at the beginning of FY2025, while progressing our clinical programs within announced timeframes. The total balance consists of: 1) a cash and cash equivalent balance of A$67.41 million and 2) bank term deposits totalling A$62.28 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months.

In Q4 FY25, cash receipts from customers were A$6k. The net cash used in G&A activities in the quarter was A$1.44 million, compared to A$704k in Q3 FY25. Payments to Related Parties (detailed in item 6.1 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration of A$307k.

The net cash used in R&D activities during the quarter was A$15.66 million, compared to A$13.6 million in Q3 FY25. The increase is in line with increased clinical trial activities.

Payment for staff costs was A$2.5 million in the quarter, the same as for Q3 FY25. Total net cash outflows used in operating activities in the quarter were A$18.92 million compared to A$16.26 million in Q3 FY25.

Total cash outflows used in investing activities for the quarter was A$8.16 million, mainly due to the net increase of short-term investments. The short-term investments are comprised of term deposits with maturities of greater than 3 months and less than 12 months. During the quarter, the company transferred back A$12.92 million from short-term investments that had matured to cash at bank and invested A$21.05 million in short-term investments.

In July, US-based Ridgeback Capital Investments L.P. exercised its last remaining convertible notes and warrants in the Company. The cashless exercise resulted in the issuance of 7,475,208 ordinary shares. The Company is now free of any convertible debt, warrants or options.

A copy of the Appendix 4C - Quarterly Cash Flow Report for the quarter is attached.

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

1.

Burtness, B. et al. Pembrolizumab Alone or With Chemotherapy for Recurrent/Metastatic Head and Neck Squamous Cell Carcinoma in KEYNOTE-048: Subgroup Analysis by Programmed Death Ligand-1 Combined Positive Score. Journal of Clinical Oncology 2022 40:21, 2321-2332.

2.

Burtness B. et al. Abstract LB-258: Efficacy of first-line (1L) pembrolizumab by PD-L1 combined positive score <1, 1-19, and ≥20 in recurrent and/or metastatic (R/M) head and neck squamous cell carcinoma (HNSCC): KEYNOTE-048 subgroup analysis. Cancer Res 15 August 2020; 80 (16_Supplement): LB–258. https://doi.org/10.1158/1538-7445.AM2020-LB-258

3.

Shirish Gadgeel et al., Updated Analysis From KEYNOTE-189: Pembrolizumab or Placebo Plus Pemetrexed and Platinum for Previously Untreated Metastatic Nonsquamous Non–Small-Cell Lung Cancer. JCO 38, 1505-1517(2020). DOI:10.1200/JCO.19.03136

Australian Investors/Media:

Eleanor Pearson, Sodali & Co

+61 (0)400 886 722; eleanor.pearson@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	30th June 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	6	46
1.2	Payments for
	(a) research and development	(15,664)	(54,950)
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(32)	(172)
	(d) leased assets	—	—
	(e) staff costs	(2,501)	(10,240)
	(f) administration and corporate costs	(1,444)	(3,675)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	905	3,716
1.5	Interest and other costs of finance paid	(13)	(38)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	4	4,156
1.8	Other (provide details if material) -Intellectual property management	(183)	(1,581)

1.9	Net cash from / (used in) operating activities	(18,922)	(62,738)

2.	Cash flows from investing activities	—	—
2.1	Payments to acquire or for:
	(a) entities
	(b) businesses	—	—
	(c) property, plant and equipment	(33)	(44)
	(d) investments	(21,047)	(88,786)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
	(e) intellectual property	—	(276)
	(f) other non-current assets	—	—
2.2	Proceedsfrom disposal of:	—	—
(a) entities
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	12,916	50,524
	(e) intellectual property	—	—
	(f) other non-current assets	—	—
2.3	Cashflows from loans to other entities	—	—
2.4	Dividendsreceived (see note 3)	—	—
2.5	Other(provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	(8,164)	(38,582)

3.	Cash flows from financing activities	—	—
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	(254)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	(71)	(309)

3.10	Net cash from / (used in) financing activities	(71)	(563)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	92,451	161,790
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(18,922)	(62,738)

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Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(8,164)	(38,582)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(71)	(563)
4.5	Effect of movement in exchange rates on cash held	2,114	7,501

4.6	Cash and cash equivalents at end of period	67,408	67,408

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	45,364	22,141
5.2	Call deposits	4,786	7,181
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material) -Term deposit	17,258	63,129

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	67,408	92,451

6.	Payments to related parties of the entity and their associates		Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		307
6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.
The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

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Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(18,922)
8.2	Cash and cash equivalents at quarter end (item 4.6)		67,408
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		67,408

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		3.56	[1]

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:

1

In addition to the total available funding at item 8.4, which does not include term deposits with maturities of greater than 90 days, Immutep has $62.28 million in bank term deposits with maturity greater than 90 days, resulting in an aggregate cash, cash equivalent and term deposit position of $129.69 million as at 30 June 2025 and an expected cash reach to end of CY2026.

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Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 July 2025

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

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